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                                                                    Exhibit 99.3

iLEARNING, INC.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2001 AND 2000
TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

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REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
iLearning, Inc.:

We have audited the accompanying consolidated balance sheets of iLearning, Inc. and subsidiary (the Company) (a Delaware corporation) as of December 31, 2001 and 2000, and the related consolidated statements of operations, redeemable securities and stockholders' deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of iLearning, Inc. and subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/  ARTHUR ANDERSEN LLP

Baltimore, Maryland
February 18, 2002

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iLEARNING, INC.

TABLE OF CONTENTS

CONSOLIDATED BALANCE SHEETS
   As of December 31, 2001 and 2000.............................................1

CONSOLIDATED STATEMENTS OF OPERATIONS
  For the years ended December 31, 2001 and 2000................................2

CONSOLIDATED STATEMENTS OF REDEEMABLE SECURITIES AND STOCKHOLDERS' DEFICIT
  For the years ended December 31, 2001 and 2000................................3

CONSOLIDATED STATEMENTS OF CASH FLOWS
  For the years ended December 31, 2001 and 2000.............................. .4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  December 31, 2001 and 2000.................................................. .5

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iLEARNING, INC.

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2001 AND 2000

                                                                2001              2000
                                                          ---------------   ----------------
ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                               $        46,805   $        780,857
  Accounts receivable                                             507,202            100,139
  Accounts receivable from affiliates                             293,881                 --
  Current portion of unbilled revenue                             300,000                 --
  Inventory                                                        15,472            103,491
  Prepaid expenses                                                  2,809            186,681
                                                          ---------------   ----------------
Total current assets                                            1,166,169          1,171,168

PROPERTY AND EQUIPMENT, NET                                       359,712            172,462
UNBILLED REVENUE, NET OF CURRENT PORTION                          522,495                 --
UNBILLED REVENUE DUE FROM AFFILIATES                              597,615                 --
SOFTWARE DEVELOPMENT COSTS, NET                                   285,846            443,675
ACQUIRED INTANGIBLES, NET                                         895,263                 --
OTHER ASSETS, NET                                                 176,273          1,126,920
                                                          ---------------   ----------------
Total assets                                              $     4,003,373   $      2,914,225
                                                          ===============   ================
LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES:
  Accounts payable                                        $     1,389,070   $      1,256,871
  Accounts payable to affiliates                                  268,198            772,800
  Accrued expenses                                                308,725            268,947
  Current portion of deferred revenue                             696,813            568,400
  Current portion of deferred revenue from affiliates             358,614                 --
  Line of credit from affiliates                                1,110,000                 --
  Current portion of capital lease obligation                      36,571                 --
  Note payable                                                    386,387                 --
  Current portion of note payable to affiliate                         --            285,000
                                                          ---------------   ----------------
Total current liabilities                                       4,554,378          3,152,018

DEFERRED REVENUE, NET OF CURRENT PORTION                          707,799                 --

DEFERRED REVENUE FROM AFFILIATES, NET OF CURRENT
PORTION                                                         1,174,250                 --

CAPITAL LEASE OBLIGATION, NET OF CURRENT PORTION                   64,463                 --

NOTE PAYABLE TO AFFILIATE, NET OF CURRENT PORTION                 606,645            570,000
                                                          ---------------   ----------------
Total liabilities                                               7,107,535          3,722,018
                                                          ---------------   ----------------
COMMITMENTS AND CONTINGENCIES

REDEEMABLE CONVERTIBLE PREFERRED STOCK:
  Series A redeemable convertible preferred
  stock, convertible into one share of common
  stock, liquidation preference of $5.56 per
  share plus accrued dividends, $.01 par
  value, 10,000,000
  shares authorized, 4,752,950 issued and outstanding          17,785,875         12,306,870

STOCKHOLDERS' DEFICIT:
  Class A common stock, $.01 par value,
  25,000,000 shares authorized, 5,405,000
  shares issued and
  outstanding                                                      54,050             54,040
  Additional paid-in capital                                           --            661,569
  Accumulated deficit                                         (20,944,087)       (13,830,272)
                                                          ---------------   ----------------
Total stockholders' deficit                                   (20,890,037)       (13,114,663)
                                                          ---------------   ----------------
Total liabilities and stockholders' deficit               $     4,003,373   $      2,914,225
                                                          ===============   ================

The accompanying notes are an integral part of these consolidated statements.

1
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iLEARNING, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

                                                                2001            2000
                                                         --------------- ---------------
REVENUES                                                  $   3,150,763   $   1,152,224

REVENUES FROM AFFILIATES                                      2,273,035              --
                                                          -------------   -------------
Total revenues                                                5,423,798       1,152,224

COST OF REVENUES                                              4,055,174       2,260,140
                                                          -------------   -------------
Gross margin                                                  1,368,624      (1,107,916)
                                                          -------------   -------------
OPERATING EXPENSES:

  Product development                                           691,599         794,980

  Sales and marketing                                         1,760,968       3,169,595

  General and administrative                                  3,297,896       4,289,282
                                                          -------------   -------------
Total operating expenses                                      5,750,463       8,253,857
                                                          -------------   -------------
Loss from operations                                         (4,381,839)     (9,361,773)

INTEREST (EXPENSE) INCOME, NET                                   (1,090)         34,994
                                                          -------------   -------------
NET LOSS                                                  $  (4,382,929)  $  (9,326,779)
                                                          =============   =============

The accompanying notes are an integral part of these consolidated statements.

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iLEARNING, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE SECURITIES AND STOCKHOLDERS' DEFICIT FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

                                                                     REDEEMABLE CONVERTIBLE PREFERRED    STOCKHOLDERS' DEFICIT
                                                                                   STOCK                 -----------------------
                                                                     ---------------------------------       MEMBERS'
                                                                         SHARES             AMOUNT           CAPITAL
                                                                     --------------    ---------------   ---------------
BALANCE, DECEMBER 31, 1999                                                       --    $            --   $     1,887,500
   Issuance of common stock in iLearning, Inc.                                   --                 --        (1,887,500)
   Issuance of Redeemable Convertible Preferred Stock                     4,003,388         11,129,419                --
   Issuance of common stock for services                                         --                 --                --
   Accretion of Redeemable Convertible Preferred Stock                           --          1,177,451                --
   Net loss                                                                      --                 --                --
                                                                     --------------    ---------------   ---------------
BALANCE, DECEMBER 31, 2000                                                4,003,388         12,306,870                --
   Issuance of common stock in iLearning, Inc.                                   --                 --                --
   Issuance of Redeemable Convertible Preferred Stock                       749,562          2,083,780                --
   Accretion of Redeemable Convertible Preferred Stock                           --          3,395,225                --
   Net loss                                                                      --                 --                --
                                                                     --------------    ---------------   ---------------
BALANCE, DECEMBER 31, 2001                                                4,752,950    $    17,785,875   $            --
                                                                     ==============    ===============   ===============

                                                                             STOCKHOLDERS' DEFICIT
                                                        --------------------------------------------------------------------
                                                             COMMON STOCK                                     ADDITIONAL
                                                        -----------------------------     SUBSCRIPTION         PAID-IN
                                                        SHARES             AMOUNT          RECEIVABLE          CAPITAL
                                                        -----------   ---------------   ---------------    -----------------
BALANCE, DECEMBER 31, 1999                                      --    $            --   $      (210,000)   $            --
   Issuance of common stock in iLearning, Inc.           5,402,000             54,020           210,000          1,833,480
   Issuance of Redeemable Convertible Preferred Stock           --                 --                --                 --
   Issuance of common stock for services                     2,000                 20                --              5,540
   Accretion of Redeemable Convertible Preferred Stock          --                 --                --         (1,177,451)
   Net loss                                                     --                 --                --                 --
                                                        -----------   ---------------   ---------------    ---------------
BALANCE, DECEMBER 31, 2000                               5,404,000             54,040                --            661,569
   Issuance of common stock in iLearning, Inc.               1,000                 10                --              2,770
   Issuance of Redeemable Convertible Preferred Stock           --                 --                --                 --
   Accretion of Redeemable Convertible Preferred Stock          --                 --                --           (664,339)
   Net loss                                                     --                 --                --                 --
                                                        -----------   ---------------   ---------------    ---------------
BALANCE, DECEMBER 31, 2001                               5,405,000    $        54,050   $            --    $            --
                                                        ==========    ===============   ===============    ===============

                                                              STOCKHOLDERS' DEFICIT
                                                        ----------------------------------
                                                                                TOTAL
                                                                             STOCKHOLDERS'
                                                            ACCUMULATED         EQUITY
                                                              DEFICIT         (DEFICIT)
                                                         ---------------    --------------
BALANCE, DECEMBER 31, 1999                               $    (4,503,493)   $   (2,825,993)
   Issuance of common stock in iLearning, Inc.                        --           210,000
   Issuance of Redeemable Convertible Preferred Stock                 --                --
   Issuance of common stock for services                              --             5,560
   Accretion of Redeemable Convertible Preferred Stock                --        (1,177,451)
   Net loss                                                   (9,326,779)       (9,326,779)
                                                         ---------------    --------------
BALANCE, DECEMBER 31, 2000                                   (13,830,272)      (13,114,663)
   Issuance of common stock in iLearning, Inc.                        --             2,780
   Issuance of Redeemable Convertible Preferred Stock                 --                --
   Accretion of Redeemable Convertible Preferred Stock        (2,730,886)       (3,395,225)
   Net loss                                                   (4,382,929)       (4,382,929)
                                                         ---------------    --------------
BALANCE, DECEMBER 31, 2001                               $   (20,944,087)   $  (20,890,037)
                                                         ===============    ==============

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iLEARNING, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

                                                               2001               2000
                                                           --------------    --------------
CASH FLOWS FROM OPERATING ACTIVITIES:

  Net loss                                                 $   (4,382,929)   $   (9,326,779)
  Adjustments to reconcile net loss to net cash used
  in operating activities-
     Depreciation and amortization                                612,180           271,924
     Noncash revenue                                              (10,000)               --
     Noncash general and administrative expense                     2,780             5,560
     Loss on disposal of fixed assets                              55,815                --
     Changes in assets and liabilities:
       Accounts receivable                                       (407,063)          (15,521)
       Accounts receivable from affiliates                       (293,881)               --
       Unbilled revenue                                          (822,495)               --
       Unbilled revenue from affiliates                          (597,615)               --
       Prepaid expenses                                           183,872           (86,681)
       Inventory                                                   88,019          (103,491)
       Other assets                                               (12,609)         (225,427)
       Accounts payable                                           518,586        (1,199,788)
       Accounts payable to affiliates                            (504,602)               --
       Accrued liabilities                                         39,778           185,029
       Deferred revenue                                           469,212           568,400
       Deferred revenue from affiliates                         1,532,864                --
                                                           --------------    --------------
NET CASH FLOWS USED IN OPERATING ACTIVITIES                    (3,528,088)       (9,926,774)
                                                           --------------    --------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment                             (167,040)         (146,145)
  Software development costs                                      (24,640)         (543,302)
                                                           --------------    --------------
NET CASH FLOWS USED IN INVESTING ACTIVITIES                      (191,680)         (689,447)
                                                           --------------    --------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Repayments on notes payable                                    (155,000)         (285,000)
  Payments of capital lease obligations                           (53,064)               --
  Proceeds from line of credit from affiliates                  1,110,000                --
  Proceeds from issuance of preferred stock                     2,083,780        11,129,419
  Proceeds from subscription receivable                                --           210,000
                                                           --------------    --------------
NET CASH FLOWS PROVIDED BY FINANCING ACTIVITIES                 2,985,716        11,054,419
                                                           --------------    --------------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS             (734,052)          438,198

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                      780,857           342,659
                                                           --------------    --------------
CASH AND CASH EQUIVALENTS, END OF YEAR                     $       46,805    $      780,857
                                                           ==============    ==============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  Cash paid for interest                                   $        7,424    $       13,846
                                                           ==============    ==============
  Cash paid for income taxes                               $           --    $           --
                                                           ==============    ==============
SUPPLEMENTAL DISCLOSURE OF NONCASH TRANSACTIONS
  Purchase price adjustment for LANWrights transaction     $      700,000    $           --
                                                           ==============    ==============
  Capital lease obligations incurred                       $      154,098    $           --
                                                           ==============    ==============

The accompanying notes are an integral part of these consolidated statements.

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iLEARNING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

1.  ORGANIZATION AND NATURE OF BUSINESS:

iLearning, Inc.(iLearning or the Company, formerly Leaplt.com, Inc.) was incorporated in the State of Delaware on April 14, 2000. A Subscription Agreement between LeapIt.com, LLC and LeapIt.com Inc., was entered into on April 20, 2000, whereby LeapIt.com, LLC subscribed to purchase common shares of LeapIt.com, Inc., in consideration for the transfer, conveyance and delivery of all the assets and liabilities of LeapIt.com, LLC to the Company as of its March 31, 2000, balance sheet. The transaction was intended to qualify as a tax-free exchange under Section 351 of the Internal Revenue Code of 1986, as amended. As both entities had previously been under common control, this transaction has been accounted for similar to a pooling of interests transaction, with presentation of the transaction as if it occurred at the beginning of the period with all assets and liabilities recorded at their carryover basis.

iLearning, Inc. provides Web-based knowledge services and builds Internet solutions centered on organizational management and transfer of critical information. With products customized to each organization's knowledge management needs, iLearning offers enterprise platforms based on XML/XSL programming, making its solutions more cost effective, easier and faster to implement. iLearning's flagship product, the iPlatform, provides an integrated online portal environment, complete with full e-commerce, communication tools including threaded discussions and chats, online learning user registration and profiles, and a dynamic career management forum. Using proprietary technology, the iPlatform delivers streaming video and audio, as well as synchronized slides to any user with access to the Internet and a 28.8 dial-up connection - without plug-ins, downloads or firewall issues. Additionally, iLearning offers iGateway, a total online learning solution, and iLibrary, with more than 2,500 hours of customized, vendor approved courses covering business skills, project management, IT systems, applications and certifications. Content conversion services are offered to customers wishing to make their existing content available over the Internet. LeapIt.com, an online community for IT professionals, is a working example of iLearning's technology and courses. iLearning signed its first iPlatform client in November 2000.

In January 2000, Leaplt.com, LLC entered into a Stock Purchase Agreement to acquire all of the issued and outstanding shares of capital stock of LANWrights, Inc., a Texas corporation. The purchase price for the shares was $1,140,000 payable 25 percent at closing and 25 percent on each of January 1, 2001, 2002 and 2003, with the final payment subject to offset for an EBITDA adjustment. The acquisition was accounted for under the purchase method of accounting, whereby the purchase price was allocated to net assets and acquired intangibles for $93,000 and $1,047,000, respectively. On December 20, 2001, the Stock

5
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Purchase Agreement was amended. The amended purchase price for the shares was
$490,000, of which $440,000 had been paid as of December 31, 2001. The remaining payment of $50,000 is deferred and payable January 31, 2003. This deferred payment is subject to the seller's employment status as of January 31, 2003, and an adjustment based on LANWrights' EBITDA as of December 31, 2002. The amendment resulted in a $700,000 reduction of the amount of goodwill recorded by the Company for the LANWrights, Inc. acquisition. LANWrights provides network-oriented writing, training, and consulting and supplies accurate, timely information on cutting-edge technologies and certification. LANWrights is known for developing technical materials for companies such as Microsoft, Novell, GTE, Symantec and SUN Microsystems.

In October 2001, iLearning acquired certain assets of Caliber Learning Network, Inc. from Sylvan Learning Systems, Inc. Caliber's technology enables iLearning to offer a web event broadcast solution that fully integrates studio origination, event management and desktop delivery technologies with professional services to deliver high impact, just-in-time content to globally dispersed, Internet-connected audiences. The acquisition includes certain of Caliber's client relationships, intellectual property, software and equipment. The Caliber assets round out iLearning's comprehensive set of training and communications solutions.

Since inception, iLearning has incurred cumulative losses of approximately $18.2 million. During 2001, iLearning experienced operating losses and negative cash flows from operations due to software development and sales and marketing expenses associated with developing, branding and launching its technology. In 2001, iLearning raised approximately $2 million in funding and has raised $15 million since inception. Total funding consists of $7.5 million in venture funding and $7.5 million in private equity financing. iLearning intends to raise additional capital during fiscal 2002. The recurring losses and need for additional capital raise substantial doubt about the continued viability of the organization. Management remains committed to taking all appropriate and necessary actions to enact timely cost reductions and cash preservation in the event that management's revenue and cash flow expectations are not substantially met during fiscal 2002. Management believes that, based on its plans, including raising new capital, iLearning will have sufficient cash to support operations during fiscal 2002. The accompanying financial statements have been prepared assuming that iLearning will continue as a going concern. However, iLearning cannot assure that it will be able to obtain the financing necessary to continue to support its business.

2.  SUMMARY OF ACCOUNTING POLICIES:

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of iLearning, Inc. and its subsidiary. All material intercompany accounts and transactions have been eliminated in consolidation.

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USE OF ESTIMATES

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash on hand and highly liquid investments with an original maturity of three months or less when purchased.

CONCENTRATION OF RISK

In 2001, the Company had revenues from three customers that were individually greater than 10 percent of revenues. Combined, these three customers amounted to 46 percent of revenues and 16 percent of accounts receivable at December 31, 2001. No customers accounted for more than 10 percent of the Company's revenues in 2000.

ACCOUNTS RECEIVABLE

As of December 31, 2001, accounts receivable includes approximately $178,000 of unearned income related to the sale of software licenses. The Company expects to recognize the revenue on a straight-line basis over the term of its licensing agreements.

INVENTORY

Inventory consists of courseware books and other peripherals sold as supplemental materials for the Company's online courses. Inventory is valued at the cost of acquisition and relieved against cost of revenue for sales.

PREPAID EXPENSES

Prepaid expenses consisted of the following as of December 31, 2001 and 2000:

                                                                 2001              2000
                                                           --------------    --------------
Prepaid content license fees                               $           --    $      179,375

Other prepaid expenses                                              2,809             7,306
                                                           --------------    --------------
Total prepaid expenses                                     $        2,809    $      186,681
                                                           ==============    ==============

7
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PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost. Depreciation and amortization are provided for using the straight-line method over the estimated useful lives of the assets, generally three to seven years for furniture and equipment, and over the shorter of the estimated useful life of leasehold improvements or the related lease term for such improvements. Upon the disposition of assets, the costs and related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the consolidated statement of operations. Expenditures for repairs and maintenance are expensed as incurred.

SOFTWARE DEVELOPMENT COSTS

The Company follows the guidelines established by Statement of Financial Accounting Standards (SFAS) No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed." The Company's policy is to expense the costs incurred prior to the establishment of technological feasibility as product development costs. The establishment of technological feasibility and the ongoing assessment of recoverability of software development costs requires considerable judgment by management with respect to certain external factors, including anticipated future gross revenue, estimated economic life and changes in technologies. Based on the Company's product development process, technological feasibility is established upon completion of a working model and related testing. Development costs incurred beyond the point of technological feasibility are capitalized. Capitalized software development costs currently are all related to the Company's proprietary iPlatform technology and were incurred after the Company developed a working model in 2000 and until the iPlatform technology was first launched in May 2000. Amortization begins when the product/functionality is available for general release and is computed using the straight-line method over the estimated economic life of three years. For the years ended December 31, 2001 and 2000, amortization expense related to software development costs was $182,469 and $99,627, respectively.

Development costs incurred to establish technological feasibility are reflected as product development costs on the accompanying statement of operations, net of any capitalized development costs and amounted to approximately $0 and $735,000 for the years ended December 31, 2001 and 2000, respectively.

OTHER ASSETS

Other assets consist principally of content licenses that provide the Company with the right to resell the content through its website and goodwill.

LONG-LIVED ASSETS

The Company assesses potential impairments of its long-lived assets when there is evidence that events or changes in circumstances have made recovery of the asset's carrying value unlikely. An impairment loss would be recognized when the sum of the expected future undiscounted net cash flows is less than the carrying amount of the asset. The Company has identified no such impairment losses.

8
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DEFERRED REVENUE

Deferred revenues are related to the sale of software licenses and deposits for services to be performed.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, prepaid expenses, accounts payable, accrued expenses and notes payable. In management's opinion, the carrying amount of these financial instruments approximated their fair values at December 31, 2001 and 2000.

REVENUE RECOGNITION

Revenue sources for 2001 consisted of software license sales product (supplemental courseware books and peripherals) sales, royalty income and services income. Product sales revenue is derived completely from online sales. Software license revenues were deferred in accordance with Statement of Position 97-2, "Software Revenue Recognition." The Company recognizes the license fee revenue on a straight-line basis over the term of its licensing agreements. Revenues for product sales are recorded on a monthly basis as products are shipped. Royalty revenue is recognized at the time royalty checks are received from the third party agent due to uncertainties over the completion of the earnings process until that time. Revenue from consulting services is recognized when the work is completed or on a time and materials basis over the course of the engagement.

CUSTOMERS

The Company's customers consist primarily of national and international associations, training/staffing businesses, educational enterprises and corporate users.

COST OF REVENUES

Cost of revenues include software enhancement costs, direct consulting costs, content conversion fees, content acquisition and license fees, hosting and product delivery, fulfillment and maintenance.

ADVERTISING COSTS

Advertising costs for producing and communicating advertising are expensed when incurred. Total advertising expense for the years ended December 31, 2001 and 2000, including initial branding and development of collateral, was $110,513 and $2,652,908, respectively.

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ACCOUNTING FOR INCOME TAXES

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109), which requires that deferred tax assets and liabilities be recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The recognition of net deferred assets is reduced, if necessary, by a valuation allowance for the amount of any tax benefits that, based on available evidence, are not expected to be realized. Deferred tax assets and liabilities are measured using expected tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2001, FASB issued Statement of Financial Accounting Standards No. 142 (SFAS No, 142) "Goodwill and Other Intangible Assets." This pronouncement requires a nonamortization approach to account for purchased goodwill and certain other intangible assets. Under a nonamortization approach, goodwill and certain intangibles are not amortized into results of operations but, instead, are reviewed for impairment and written down and charged to results of operations only in the periods in which the recorded value of goodwill and certain intangibles is more than the assets' fair value. The provisions of this statement will apply to goodwill and intangible assets acquired prior to June 30, 2001, and will be adopted by the Company on January 1, 2002. The provisions of this statement that apply to goodwill and other indefinite life intangible assets acquired after June 30, 2001, were adopted by the Company on July 1, 2001. The adoption of these accounting standards may result in certain of the intangibles being subsumed into goodwill and would have the impact of reducing the amortization of goodwill and intangibles commencing January 1, 2002. The Company does not expect the adoption of this pronouncement to have a material impact on the Company's financial statements.

In August 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard No. 144 (SFAS No. 144), " Accounting for the Impairment or Disposal of Long-Lived Assets." This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121 and APB Opinion No. 30. This pronouncement retains the fundamental provisions of Statement No. 121 that require the Company to test long-lived assets for impairment using undiscounted cash flows; however, the statement eliminates the requirement to allocate goodwill to these long-lived assets. The statement also requires that long-lived assets held for sale must be recorded at the lower of the carrying amount or the fair value less the cost to sell the asset. Any loss resulting from the write-down of the assets shall be recognized in income from continuing operations. The provisions of this statement are effective for financial statements issued for fiscal years beginning after December 31, 2001. The Company does not expect the adoption of SFAS No. 144 to have a material impact on its financial statements.

RECLASSIFICATIONS

Certain amounts in the 2000 financial statements have been reclassified to conform to the 2001 presentation.

3.  ACQUIRED INTANGIBLES:

Acquired intangibles consisted of the following as of December 31, 2001 and 2000:

                                                                2001              2000
                                                           --------------    --------------
Software technology                                        $      793,561    $           --

Customer contracts                                                134,995                --
                                                           --------------    --------------
                                                                  928,556                --

Less- accumulated amortization                                    (33,293)               --
                                                           --------------    --------------
Acquired intangibles, net                                  $      895,263    $           --
                                                           ==============    ==============

4.  PROPERTY AND EQUIPMENT:

Property and equipment consisted of the following as of December 31, 2001 and 2000:

                                                               2001              2000
                                                           --------------    --------------
Equipment                                                  $      527,726    $      168,750

Furniture and fixtures                                              3,537            73,566

Leasehold improvements                                                 --            18,020
                                                           --------------    --------------
                                                                  531,263           260,336

Less- accumulated depreciation and amortization                  (171,551)          (87,874)
                                                           --------------    --------------
Property and equipment, net                                $      359,712    $      172,462
                                                           ==============    ==============

Depreciation and amortization expense related to property and equipment was $123,162 and $51,643 in 2001 and 2000, respectively.

5.  ACCRUED LIABILITIES:

Accrued liabilities consisted of the following as of December 31, 2001 and 2000:

                                                               2001              2000
                                                           --------------    --------------
Accrued bonus and payroll                                  $      237,649    $      204,166

Deferred salaries payable                                          25,657            62,394

Other accrued liabilities                                          45,419             2,387
                                                           --------------    --------------
Total accrued liabilities                                  $      308,725    $      268,947
                                                           ==============    ==============

6.  CAPITAL LEASE OBLIGATION:

In April 2001, the Company entered into a three-year capital lease agreement for computer hardware and software. Future minimum lease payments for the above assets under capital leases at December 31, 2001, are as follows:

2002                                                                         $       40,325

2003                                                                                 53,767

2004                                                                                 13,442
                                                                             --------------
Total minimum lease payments                                                        107,534

Less- interest                                                                       (6,500)
                                                                             --------------
Present value of minimum lease payments                                             101,034

Current portion of capital lease obligation                                          36,571
                                                                             --------------
Capital lease obligation, net of current portion                             $       64,463
                                                                             ==============

Accumulated amortization of the capital lease assets as of December 31, 2001, was approximately $39,000.


7.  NOTE PAYABLE:

In August 2001, iLearning entered a General Release and Mutual Settlement Agreement in the form of a noninterest-bearing note with HCL Technologies America, Inc. (HCL) for services provided by HCL to iLearning. The settlement amount was $560,387. Payments of $58,000 are to be made monthly beginning August 2001 through March 2002, with a final payment of $96,387 to be made in 2002.

8.  NOTE PAYABLE TO AFFILIATE:

In October 2001, iLearning acquired from Sylvan Learning Systems, Inc., an affiliate of an investor in the Company, certain assets formerly belonging to Caliber Learning Network, Inc. The assets consisted of technology and contracts with a value of approximately $924,000, and furniture, fixtures and equipment with a value of approximately $50,000. The asset purchase was secured by a note payable to Sylvan Learning Systems, Inc. in the amount of $606,645 and the assumption of an obligation for services due a former Caliber Learning Network, Inc. client in the amount of $367,289. The note is secured by substantially all of the assets of the Company.

The note is due on the earlier of October 25, 2004, or the date on which iLearning closes an equity financing, or series of equity financing, and the interest rate is 8% per annum. Interest expense for the year ended December 31, 2001, was approximately $9,200.

9.  LINE OF CREDIT FROM AFFILIATES:

In October 2001, iLearning entered into a line of credit arrangement with related party investors. The line of credit allows for maximum borrowings of $1,400,000. The interest rate on the line of credit is 12% per annum and the maturity date of the line of credit is January 31, 2002, at which time the balance of the line of credit used by iLearning and all accrued and unpaid interest is due and payable. The note is secured by substantially all of the assets of the Company and is junior to the note payable described in Note 8. Interest expense for the year ended December 31, 2001, was approximately $13,000. As of December 31, 2001, $1,110,000 was outstanding in connection with this line of credit. This amount was not repaid as of January 31, 2002. The Company is currently negotiating a new agreement with its lenders.

10. REDEEMABLE CONVERTIBLE PREFERRED STOCK:

In April 2000, the Company raised $11.1 million through the sale of 4,003,388 shares of its Series A Redeemable Convertible Preferred Stock (the Series A Stock). The Series A Stock is redeemable at the option of the holder for $5.56 per share plus all accumulated and unpaid dividends at any time after April 20, 2005, and before April 20, 2006, if the Company receives a notice from at least 50 percent of the outstanding shares of the Series A Stock. Additionally, holders of the Series A Stock are entitled to receive dividends at a rate of $0.139 per share when and if declared by the Board of Directors of the Company. The carrying amount of the securities is being accreted to the redemption value of $5.56 per share plus declared dividends (no dividends have been declared through December 31, 2001) using the effective interest method. The accretion period is from the date of issuance of the Series A Stock to the earliest date at which these securities become redeemable at the option of the holder.

Each share of Series A Stock is convertible, at anytime by the holder, into one share of common stock. The Series A stockholders are also entitled to liquidation preferences of $2.78 per share. The Series A stockholders have one vote for each share of Series A Stock owned.

In 2001, the Company raised approximately $2.1 million through the sale of 749,562 shares of Series A Stock.

An investor of the Company maintains an option to purchase up to 719,424 shares of Series A stock at $2.78 per share. The option expires April 19, 2002.

11. STOCK-BASED COMPENSATION:

The Company has a stock option plan (the Plan) authorizing the grant of options to employees, consultants and nonemployee directors. Under the Plan, the Company may grant options to purchase up to 2,200,000 shares of common stock. Stock options expire ten years from the date granted and vest over periods ranging from six months to four years. Shares available for future grants amounted to 969,850 as of December 31, 2001. The Plan also allows for the granting of nonqualified options, restricted stock and restricted stock units.

                                                              2001               2000
                                                           --------------    --------------
Net loss:

  As reported                                              $   (4,382,929)   $   (9,326,779)

  Pro forma                                                    (4,392,328)       (9,338,057)

A summary of qualified option transactions during the years ended December 31, 2001 and 2000, is as follows:

                                                                                 WEIGHTED
                                                                                 AVERAGE
                                                                                 EXERCISE
                                                             OPTIONS              PRICE
                                                           --------------    --------------
Outstanding, December 31, 1999                                         --    $           --

2000 activity:

  Granted                                                         435,500              2.42

  Forfeited                                                        31,500              2.78
                                                           --------------    --------------
Outstanding, December 31, 2000                                    404,000              2.39
2001 activity:

  Granted                                                         794,650              2.78

  Forfeited                                                       220,000              2.38
                                                           --------------    --------------
Outstanding, December 31, 2001                                    978,650    $         2.71
                                                           ==============    ==============

At December 31, 2001, there were 361,386 qualified options that were exercisable.

The weighted average fair value of qualified options granted to employees during the year ended December 31, 2001, was not significant as the options were granted at prices that exceeded the fair market value at the time of grant. The qualified options granted during the year ended December 31, 2001, were granted at an exercise price of $2.78 per share and had a weighted average remaining contractual life of 9.34 years.

The Company has computed, for pro forma disclosure purposes, the value of all options granted during the year ended December 31, 2001, using the Black-Scholes option pricing model as prescribed by SFAS No. 123 and the following weighted average assumptions:

Risk-free interest rate                                                                4.27%

Expected life                                                                       5 years

Volatility                                                                              1.0%

Dividend rate                                                                             0%

12. INCOME TAXES:

At December 31, 2001, the Company had approximately $8.7 million of tax net operating loss carryforwards (NOLs) which expire in 2020 and 2021. SFAS No. 109 requires that the tax benefit of such NOLs be recorded as an asset to the extent that management assesses the utilization of such NOLs to be "more likely than not". Realization of the future tax benefits is dependent on the Company's ability to generate taxable income within the carryforward period and also is limited under certain circumstances, if the Company has a change in control, as defined. Future levels of operating income are dependent upon general economic conditions, including interest rates and general levels of economic activity, competitive pressure on sales and margins and other factors beyond the Company's control. Therefore, no assurance can be given that sufficient taxable income will be generated for full utilization of the NOLs.

Based on the Company's history of earnings, future earnings of the Company may not be sufficient to utilize these NOLs prior to their expiration. Accordingly, the Company has recorded a deferred tax asset and a full valuation allowance as of December 31, 2001 and 2000. The Company will continue to evaluate the likelihood of future profits and the necessity of future adjustments to the deferred tax asset valuation allowance.

The difference between the recorded income tax benefit and the "expected" tax benefit, based on the statutory federal income tax rate, is as follows as of December 31, 2001 and 2000:

                                                                2001               2000
                                                           --------------    --------------
Tax benefit at federal statutory rates                     $    1,490,196    $    3,171,105

State income taxes, net of federal income tax effect              197,232           419,705

Other, net                                                       (185,201)          (59,483)

Valuation allowance                                            (1,502,227)       (3,531,327)
                                                           --------------    --------------
Benefit for income taxes                                   $           --    $           --
                                                           ==============    ==============

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred taxes consisted of the following as of December 31, 2001 and 2000:

                                                               2001              2000
                                                           --------------    --------------
Deferred tax assets

  Deferred revenue                                         $      426,680    $      192,500

  Amortization of software development costs                      132,928            59,712

  Net operating loss                                            3,346,113         3,147,655

  Accrued liabilities                                             341,962            92,470

  Amortization of organization costs                               23,011            38,990
                                                           --------------    --------------
Total deferred tax assets                                       4,270,694         3,531,327

Valuation allowance                                            (4,270,694)       (3,531,327)
                                                           --------------    --------------
Net deferred tax asset                                     $           --    $           --
                                                           ==============    ==============

13. EMPLOYEE BENEFIT PLAN:

The Company has a 401(k) Profit Sharing Plan (the 401(k) Plan) available to all employees meeting certain eligibility criteria which permits participants to contribute up to certain limits as established by the Internal Revenue Service. The 401(k) Plan provides for discretionary matching contributions by the Company in an amount to be determined on an annual basis. In 2001 and 2000, the Company did not match employee contributions.

14. RELATED PARTIES:

In November 2000, iLearning entered into a one-year Training Product Sales Representative Agreement with an entity in which one of iLearning's investors owned a minority interest, pursuant to which the entity would market and sell iLearning courses in consideration for revenue sharing proceeds. No revenue was recognized in 2000 related to this agreement. The Company recognized revenues of $1.1 million for the year ended December 31, 2001, related to this agreement.

In November 2000, iLearning entered into a Master Web Site Development and Hosting Services Agreement with an entity controlled by one of iLearning's investors, pursuant to which iLearning has agreed to develop and operate the customer's web site portal. The terms of the agreement are similar to those of other Master Web Site Development and Hosting Services Agreements entered into with other third parties. Revenues will be recognized over the five-year term of the agreement. No revenue was recognized in 200 related to this agreement. The Company recognized revenue of $784,900 for the year ended December 31, 2001, related to this agreement.

In January 2001, iLearning entered into an iGateway Testing Content Deployment Agreement with an entity controlled by one of iLearning's investors, pursuant to which iLearning has agreed to deliver web-enabled testing content to the customer's client base. The terms of the agreement are similar to those of other iGateway Testing Content Deployment Agreements entered into with other third parties. Revenues will be recognized over the five-year term of the agreement. The Company recognized revenue of $70,967 for the year ended December 31, 2001, related to this agreement.

In March 2001, iLearning entered into a Business Relationship Agreement with one of its investors, pursuant to which iLearning has agreed to operate a mutually branded web site specifically for the promotion and sale of practice exams developed by the investor in consideration for revenue sharing proceeds. Revenues will be recognized on a monthly basis, based on actual courses sold. The Company recognized revenue of $27,454 for the year ended December 31, 2001, related to this agreement.

In September 2001, iLearning entered into an iPlatform Agreement with an entity controlled by one of iLearning's investors, pursuant to which iLearning has agreed to develop and operate the customer's web site portal. The terms of the agreement are similar to those of other iPlatform Agreements entered into with other third parties. Revenues will be recognized over the five-year term of the agreement. The Company recognized revenue of $169,558 for the year ended December 31, 2001, related to this agreement.

In November 2001, iLearning renewed its Training Product Sales Representative Agreement with an entity controlled by one of iLearning's investors, pursuant to which the entity will market and sell iLearning courses in consideration for revenue sharing proceeds. Revenues will be recognized on a monthly basis, based on actual courses sold. The Company recognized revenue of $20,426 for the year ended December 31, 2001, related to this agreement.

In management's opinion, these transactions have been entered into on an arms-length basis.

15. COMMITMENTS AND CONTINGENCIES:

OPERATING LEASES

The Company leases office space and certain office equipment under noncancelable operating leases expiring through 2003. Future minimum annual rental commitments under the lease agreements for the years ending December 31 are as follows:

2002                                                                         $      320,277

2003                                                                                154,563
                                                                             --------------
Total minimum lease payments                                                 $      474,840
                                                                             ==============

Rent expense for the years ended December 31, 2001 and 2000, was $209,532 and $119,931, respectively.

LITIGATION

The Company, from time to time, is involved in routine legal matters incidental to its normal operations. In management's opinion, the resolution of such matters will not have a material adverse effect on the Company's consolidated financial condition, results of operations or liquidity.

18